BRADEN N. WAVERLEY

Interim Chief Financial Officer

October 15, 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: Linda Cvrkel, Branch Chief

Re:

Federal Signal Corporation

Form 10-K for the Year Ended December 31, 2011

Filed March 14, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed August 3, 2012

Form 8-K Dated September 4, 2012

Filed September 7, 2012

File No. 001-06003

Dear Ms. Cvrkel:

We are in receipt of your comment letter dated October 9, 2012 regarding the following filings of Federal Signal Corporation (the “Company”): Form 10-K for the year ended December 31, 2011, Form 10-Q for the quarter ended June 30, 2012, and Form 8-K dated September 4, 2012. The Company intends to carefully consider and respond to the staff’s comments. As per our discussion on October 11, 2012, I understand that you have extended the date upon which we are required to file our response until and including November 15, 2012. If you have any questions, please contact me at (630) 954-2023 or by e-mail at bwaverley@federalsignal.com.

Thank you.

Very truly yours,

FEDERAL SIGNAL CORPORATION

By:	/s/ Braden N. Waverley
Braden N. Waverley
Interim Chief Financial Officer

cc: Robert M. LaRose, Esq.

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000